SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. ___)


                        Lady Luck Gaming Corporation
                              (Name of Issuer)


                  Common Stock, par value $.006 per share
                       (Title of Class of Securities)


                                 505820308
                               (CUSIP Number)


                               Paul W. Theiss
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                          Chicago, Illinois 60603
                               (312) 782-0600
    -------------------------------------------------------------------
               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)


                              October 5, 1999
    -------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                          (Continued on following pages)
                                                (Page 1 of 8 Pages)


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                                                          Page 2 of 8 Pages

CUSIP NO.:         505820308                       Schedule 13D

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Isle of Capri Casinos, Inc. (#41-1659606)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                (b) [x]

3        SEC USE ONLY


4        SOURCE OF FUNDS
                  WC, BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF         7        SOLE VOTING POWER
SHARES                      0
BENEFICIALLY
OWNED BY          8        SHARED VOTING POWER
EACH                        1,707,863 shares
REPORTING
PERSON            9        SOLE DISPOSITIVE POWER
WITH                        0

                  10       REPORTING PERSON WITH SHARED DISPOSITIVE POWER
                            1,707,863 shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,707,863 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [x]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  34.99%

14       TYPE OF REPORTING PERSON
                  CO





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                                                          Page 3 of 8 Pages

ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.006 per share (the "Lady Luck Common Stock"), of Lady Luck Gaming Corporation, a Delaware corporation ("Lady Luck" or "Issuer"). Lady Luck's principal executive offices are located at 220 Stewart Avenue, Las Vegas, Nevada 89101.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c) This Schedule 13D is being filed by Isle of Capri Casinos, Inc., a Delaware corporation ("Isle"). Isle's principal executive offices are located at 711 Dr. Martin Luther King, Jr. Boulevard, Biloxi, Mississippi 39530. Isle's principal business is the development, ownership and operation of branded gaming and related lodging and entertainment facilities in the United States. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of Schedule 13D is set forth on Schedule 1 attached hereto.

         (d) - (e) Neither Isle, nor to the knowledge of Isle, has any of the persons listed on Schedule 1, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      See Schedule 1 attached hereto.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds necessary to exercise the option granted pursuant to the terms of the Support Agreement (as described in Item 4 below) will be from Isle's working capital or amounts available to be borrowed under Isle's existing credit facility which is incorporated by reference herein as Exhibit 99.4.

         CIBC World Markets Corp. ("CIBC") has committed to loan Isle up to $650 million pursuant to the terms of a new senior secured credit facility (which has not yet been entered into and which will replace the existing credit facility), which together with Isle's working capital, is expected to be sufficient to fund the consummation of all of the transactions contemplated by the Merger Agreement as described in Item 4 below. However, the funds made available under this new senior credit facility are not expected to be a source of funds in the event Isle exercises the option granted by the Stockholder Support Agreement.

ITEM 4.         PURPOSE OF TRANSACTION

         As of October 5, 1999, Isle, Isle Merger Corp. ("Merger Sub"), a wholly owned subsidiary of Isle, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides that Merger Sub is to be merged with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation, and each share of Lady Luck Common Stock (except as to shares for which dissenters' rights have been properly asserted) is to be converted into the right to receive from Isle $12.00 in cash (the "Consideration").

         In connection with Isle entering into the Merger Agreement, Andrew
H. Tompkins (the "Stockholder"), Lady Luck's chairman and the owner of approximately 46% of Lady Luck's outstanding shares, entered into a Stockholder Support Agreement (the "Support Agreement") for the benefit of Isle which includes an immediately exercisable option to purchase the Stockholder's shares in an amount equal to 34.99% of Lady Luck's Common Stock outstanding. The Support Agreement also provides Isle an option to purchase additional shares of Lady Luck Common Stock from the Stockholder equal to approximately 10.4% of Lady Luck's outstanding shares in the event that the Stockholder breaches his obligations under the Support Agreement.




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                                                          Page 4 of 8 Pages

        If the Merger is consummated in accordance with the terms of the Merger Agreement, (i) the directors and officers of Merger Sub immediately prior to the effective time of the Merger will become the initial directors and officers of the surviving corporation, respectively, (ii) the Certificate of Incorporation of the Issuer shall be amended and restated to read as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the effective time of the Merger, except that Article One, relating to the name of the Issuer, shall remain unchanged and (iii) the By-laws of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the By-laws of the surviving corporation. Additionally, the Common Stock will be deregistered under the Securities Exchange Act of 1934 and cease to be authorized for quotation on The Nasdaq SmallCap Market.

         Except as set forth above or in Item 5 or Item 6 below, Isle has not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the Support Agreement, the Filing Person may be deemed to be the beneficial owner of 1,707,863 shares of Lady Luck Common Stock for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 34.99% of the shares of Lady Luck Common Stock outstanding (based on the number of shares of Lady
Luck Common Stock outstanding on June 30, 1999). The Filing Person disclaims beneficial ownership of the additional 506,807 shares (which represent approximately 10.4% of the shares of Lady Luck Common Stock outstanding) which are subject to the terms of the Support Agreement because the Filing Person cannot exercise an option to purchase such shares until such time as the Stockholder breaches his obligations under the Support Agreement. All of the Stockholders' shares of Lady Luck Common
Stock have been placed in escrow for the benefit of Isle pursuant to an Escrow Agreement dated October 5, 1999 among the Stockholder, Isle and
Swidler Berlin Shereff Friedman, LLP as escrow agent.

         Neither the Filing Person, nor to the knowledge of the Filing
Person, does any other person referred to in Schedule 1, (i) beneficially owns, as of this date, any shares of Lady Luck Common Stock or (ii) has acquired or disposed of any shares of Lady Luck Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the holders of the Issuer's outstanding shares of Lady Luck Common Stock and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), the Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation, and each issued and outstanding share of Lady Luck Common Stock, other than shares owned by Isle or the Issuer and shares as to which dissenters rights have been properly asserted, will be converted into the right to receive the Consideration. The Merger Agreement includes a provision restricting the Issuer's ability to solicit competing acquisition proposals and provides for a termination fee payable by the Issuer in the event that the Merger is not consummated under certain circumstances.



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                                                          Page 5 of 8 Pages

        Pursuant to the Support Agreement, the Stockholder has agreed, among other things, (i) to vote all of his shares in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) to vote against any proposal for any recapitalization, merger (other than the Merger), sale of assets or other business combination between the Issuer and any person or entity (other than Isle) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which could result in any of the conditions under the Merger Agreement not being fulfilled, and (iii) to vote in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement. The Stockholder has granted to Isle an irrevocable proxy to vote the Lady Luck Common Stock owned by such Stockholder in the event that such Stockholder violates its contractual obligations to vote as described above. The Stockholder further has agreed to cause the number of shares over which he has voting power to be voted in accordance with the foregoing. See Item 4 hereof for a description of the purchase option granted by the Stockholder to Isle.

         The obligations of the Stockholder under the Support Agreement terminate upon the earlier of (i) the effective time of the Merger,
(ii) termination of the Merger Agreement under certain circumstances, in accordance with the terms thereof or (iii) December 31, 2000.

         The descriptions herein of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 99.1 and 99.2, and which are specifically incorporated herein by reference in their entirety.

         Except as provided in the Merger Agreement and the Support Agreement, to the best knowledge of the Filing Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit     Description

99.1 Agreement and Plan of Merger, dated as of October 5, 1999, among Isle of Capri Casinos, Inc., Isle Merger Corp. and Lady Luck Gaming Corporation.

99.2 Stockholder Support Agreement, dated as of October 5, 1999, by Andrew H. Tompkins to and for the benefit of Isle of Capri Casinos, Inc.

99.3 Escrow Agreement, dated October 5, 1999, among Andrew H. Tompkins, Isle of Capri Casinos, Inc. and Swidler Berlin Shereff Friedman, LLP.

99.4 Credit Agreement, dated as of April 23, 1999, among Isle of Capri Casinos, Inc., the lenders listed therein, Canadian Imperial Bank of Commerce, as administrative agent and issuing lender, Bank One of Louisiana, N.A., as syndication agent and Wells Fargo Bank, N.A., as documentation agent. (Filed as Exhibit 10.72 to the Annual Report of Isle of Capri Casinos, Inc. on Form 10-K for the year ended April 25, 1999, File No. 0-20538, filed with the SEC on July 2, 1999 and incorporated herein by reference).


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                                                            Page 6 of 8 Pages

                               Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 15, 1999              ISLE OF CAPRI CASINOS, INC.



                                       By: /s/ Allan B. Solomon
                                           ---------------------------
                                            Name: Allan B. Solomon
                                            Title: Executive Vice President,
                                                   Secretary, General Counsel
                                                   and Director


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                                                          Page 7 of 8 Pages

                               EXHIBIT INDEX


Exhibit     Description

99.1 Agreement and Plan of Merger, dated as of October 5, 1999, among Isle of Capri Casinos, Inc., Isle Merger Corp. and Lady Luck Gaming Corporation.

99.2 Stockholder Support Agreement, dated as of October 5, 1999, by Andrew H. Tompkins to and for the benefit of Isle of Capri Casinos, Inc.

99.3 Escrow Agreement, dated October 5, 1999, among Andrew H. Tompkins, Isle of Capri Casinos, Inc. and Swidler Berlin Shereff Friedman, LLP.

99.4 Credit Agreement, dated as of April 23, 1999, among Isle of Capri Casinos, Inc., the lenders listed therein, Canadian Imperial Bank of Commerce, as administrative agent and issuing lender, Bank One of Louisiana, N.A., as syndication agent and Wells Fargo Bank, N.A., as documentation agent. (Filed as Exhibit 10.72 to the Annual Report of Isle of Capri Casinos, Inc. on Form 10-K for the year ended April 25, 1999, File No. 0-20538, filed with the SEC on July 2, 1999 and incorporated herein by reference).


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                                                            Page 8 of 8 Pages

                                                    SCHEDULE 1

                                   Information Concerning Executive Officers and
                                     Directors of Isle of Capri Casinos, Inc.

        The current executive officers and directors of Isle of Capri Casinos, Inc. ("Isle") are listed below.  The address of Isle and of each executive officer listed below is: Isle of Capri Casinos, Inc., 711 Dr. Martin Luther King,
Jr. Boulevard, Biloxi, Mississippi 39530.


NAME                          PRESENT POSITION WITH ISLE                                             CITIZENSHIP

CORPORATE OFFICERS
------------------
Bernard Goldstein............ Chairman, Chief Executive Officer and Director                         USA
John M. Gallaway............. President, Chief Operating Officer and Director                        USA
Allan B. Solomon............. Executive Vice President, Secretary, General
                                       Counsel and Director                                          USA
Rexford A. Yeisley........... Senior Vice President and Chief Financial Officer                      USA
Timothy M. Hinkley........... Senior Vice President of Operations                                    USA
Robert Boone................. Vice President                                                         USA
Edward F. Reese.............. Vice President                                                         USA
James Guay................... Vice President                                                         USA
Gregory D. Guida............. Vice President                                                         USA


                              POSITION/PRESENT PRINCIPAL OCCUPATION OR
                              EMPLOYMENT AND BUSINESS ADDRESS
DIRECTORS
---------
Bernard Goldstein............ Chairman and Chief Executive Officer                                   USA
John M. Gallaway............. President and Chief Operating Officer                                  USA
Allan B. Solomon............. Executive Vice President, Secretary and
                                       General Counsel                                               USA
Robert S. Goldstein.......... President
                                Alter Trading Corporation, a scrap metal recycling company           USA
                                  555 North New Ballas Road
                                  Suite 150
                                  St. Louis, MO 63141-6884
Alan J. Glazer............... Vice President and Regional Managing Director
                                Morris Anderson & Associates Ltd., a management consulting firm      USA
                                  One Penn Plaza
                                  Suite 2134
                                  New York, NY 10119
Emanuel Crystal.............. Chief Executive Officer
                                Jackson Iron & Metal Company, a scrap metal recycling company        USA
                                  1404 Allen Street
                                  Jackson, MS 39225-3309
Randolph Baker............... President
                                Thompson & Baker, a public relations and public affairs firm         USA
                                  50 Peabody Place
                                  4th Floor
                                  Memphis, TN 38103